Sparx Holdings Group, Inc.
Balance Sheet

	June 30, 2023	June 30, 2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 100,219	$ -
TOTAL ASSETS	100,219	-
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accrued Expenses	$ 600	$ -
TOTAL LIABILITIES	$ 600	$ -
Stockholders' Equity (Deficit)		
Preferred stock ($.0001 par value, 5,000,000 shares authorized; 0 issued and outstanding as of June 30, 2023, and June 30, 2022)	-	-
Common stock ($.0001 par value, 500,000,000 shares authorized, 283,825,031 shares issued and outstanding as of June 30, 2023; $.0001 par value, 200,000,000 shares authorized, 178,750,031 shares issued and outstanding as of June 30, 2022)	28,383	17,875
Additional paid-in capital	129,374	(7,422)
Accumulated deficit	(58,138)	(10,453)
Total Stockholders' Equity (Deficit)	99,619	-
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)	$ 100,219	$ -

The accompanying notes are an integral part of these financial statements.